UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NetManage, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

641144308
(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

With copies to: Richard P. Swanson, Esq. Arnold & Porter LLP 399 Park Avenue New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Page 1 of 8 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 641144308	13D
1)	NAMES OF REPORTING PERSONS	JGD Management Corp.
	IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	EIN: 13-3633324

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7)	SOLE VOTING POWER	453,841
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	-0-
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	453,841
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	453,841
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 4.7%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

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The information in this Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York Capital Management, with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2007 relating to the Common Stock, par value $0.01 per share (the “Shares”), of NetManage, Inc. (the “Company”). This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 2.	Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Statement is filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York
Capital Management, with respect to:

(i) 103,187 shares of Common Stock directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership;

(ii) 296,020 shares of Common Stock directly owned by York Investment Limited (“York Investment”), a corporation of the Commonwealth of The Bahamas; and

(iii) 54,634 shares of Common Stock directly owned by certain other accounts (the “Managed Accounts”).

Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company and the General Partner of York Capital; and York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas and the investment manager of York Investment have delegated certain management and administrative duties of such funds to JGD. JGD also manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Statement.

The sole shareholder of JGD is James G. Dinan.

Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

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The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth in Exhibits 1, 2 and 3, respectively, attached to the Schedule 13D, which exhibits are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	(i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 453,841 shares of Common
Stock, which together constitute approximately 4.7% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 103,187 shares of Common Stock, which together constitute approximately 1.1% of the issued and outstanding shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 296,020 shares of Common Stock, which together constitute approximately 3.1% of the issued and outstanding shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

(iv) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1, 2 or 3 attached to the Schedule 13D, which exhibits are incorporated herein by reference..

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital and York Investment are based on an aggregate of 9,581,012 shares of Common Stock issued and outstanding as of November 8, 2007, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2007.

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(b)	(i) JGD has the sole power to dispose of, direct the disposition of, vote or direct the vote of 453,841 shares of Common
Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 453,841 shares of Common Stock.

(ii) York Capital has the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,187 shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,187 shares of Common Stock. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,187 shares of Common Stock.

(iii) York Investment has the sole power to dispose of, direct the disposition of, vote or direct the vote of 296,020 shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 296,020 shares of Common Stock. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 296,020 shares of Common Stock.

(iv) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1, 2 or 3 attached to the Schedule 13D, which exhibits are incorporated herein by reference, has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any share of Common Stock.

(c)	The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by the Reporting
Person. All such transactions were effected in the open market.

Name of Advisory Client	Date of Transaction	No. of Shares	Avg. Price per Share (dollars)	Total Price (dollars)	Transaction Type
Managed Account	1/23/2008	2,500	5.72	$ 14,290.75	Sale
York Investment	1/23/2008	2,900	5.72	16,577.27	Sale
Managed Account	2/7/2008	833	5.00	4,167.58	Sale
Managed Account	2/7/2008	881	5.34	4,707.73	Sale
York Investment	2/7/2008	2,098	5.00	10,496.50	Sale
Managed Account	2/7/2008	3,186	5.00	15,939.88	Sale
York Investment	2/7/2008	300	5.00	1,500.00	Sale
Managed Account	2/8/2008	1,931	4.79	9,252.39	Sale
Managed Account	2/8/2008	668	4.79	3,200.72	Sale
York Investment	2/8/2008	25,173	4.79	120,616.43	Sale
York Capital	2/8/2008	5,828	4.79	27,924.86	Sale

(d)	The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment and the Managed Accounts, which are the advisory clients of the Reporting Person. The Reporting Person itself disclaims beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

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Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on February
8, 2008.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 22, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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